SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Avenue Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

05360L403
(CUSIP Number)

May 2, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05360L403	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

Robert Davidow
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

9,361 (1)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		733 (1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		9,361 (1)
	8	SHARED DISPOSITIVE POWER

7,845
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,206 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.9% (2)
12	TYPE OF REPORTING PERSON
IN

(1)	Consists of (i) 8,815 shares of common stock held by the Reporting Person individually, (ii) 293 shares of common stock held in a joint account with the Reporting Person’s wife, (iii) 986 shares of common stock held in trusts for the benefit of the Reporting Person’s children in which the Reporting Person is the trustee, (iv) 1,066 shares of common stock held by the Reporting Person’s wife, (v) 1,959 shares of commons stock held in accounts maintained for the benefit of certain individuals or trusts over which the Reporting Person has shared dispositive authority, (vi) 733 shares of common stock held in accounts maintained for the benefit of certain individuals or trusts over which the Reporting Person has shared voting and dispositive authority, and (vii) 1,201 shares of common stock over which the Reporting Person has dispositive authority which are held by two individuals to whom the Reporting Person made loans (the “Loans”), a portion of which were used to pay for the shares, with promissory notes providing that such loans would be repaid with interest . The Reporting Person disclaims beneficial ownership over the shares of common stock except to the extent of his pecuniary interest therein. While the Reporting Person does not have a direct pecuniary interest in the shares held by the borrowers of the Loans, the Reporting Person has some financial interest in those shares by virtue of the Loans.

(2)	Based on approximately 590,140 shares of common stock outstanding as of March 1, 2024 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 18, 2024, giving effect to a 75-for-1 reverse stock split effected on April 26, 2024, as reported in the Issuer’s Current Report on Form 8-K filed on April 26, 2024.

CUSIP No. 05360L403	13G/A	Page 3 of 5 Pages

Explanatory Note:

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13G filed on November 28, 2023, as amended on December 13, 2023 (the “Schedule 13G”) with the Securities and Exchange Commission relating to the Common Stock of Avenue Therapeutics, Inc. (the “Issuer”), by Robert Davidow (the “Reporting Person”). As reported herein, the Reporting Person no longer beneficially owns 5% or more of the Issuer’s common stock, and is therefore no longer required to file beneficial ownership reports with the Securities and Exchange Commission.

Item 1.

(a)	Name of Issuer:

Avenue Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1111 Kane Concourse, Suite 301, Bay Harbor Islands, FL 33154

Item 2.

(a)	Name of Person Filing:

Robert Davidow

(b)	Address of Principal Business Office or, if none, Residence:

2100 South Ocean Blvd., Apartment 401 N, Palm Beach, FL 33480

(c)	Citizenship:

The Reporting Person is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

05360L403

Item 3.

Not applicable.

CUSIP No. 05360L403	13G/A	Page 4 of 5 Pages

Item 4. Ownership.

(a)–(c)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

Based on approximately 590,140 shares of common stock outstanding as of March 1, 2024 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 18, 2024, giving effect to a 75-for-1 reverse stock split effected on April 26, 2024, as reported in the Issuer’s Current Report on Form 8-K filed on April 26, 2024.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As disclosed in footnote (1) to the table on page 2 of this Schedule 13G, the Reporting Person holds voting and/or dispositive control over shares of common stock held by or for the benefit of certain individuals and entities, such that these individuals and entities will have the right to receive dividends and proceeds from sales of the shares of common stock so held.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05360L403	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

May 2, 2024	By:	/s/ Robert Davidow
Robert Davidow